2 0 1 1 s u m m a r y a n n u a l r e p o r t

Company Profile

Meta Financial Group, Inc. (MFG) is the holding company for MetaBank, a federally chartered savings bank.

Headquartered in Storm Lake, Iowa, its primary banking businesses are deposits, loans and other financial products and services to meet the needs of its commercial, agricultural and retail customers and MetaBank's electronic payments division, Meta Payment Systems (MPS).

MFG shares are traded on the NASDAQ Global Market® under the symbol "CASH." MFG operates under a super-community banking philosophy that allows the company to grow while maintaining its community bank roots, with localized decision making and customer service.

MetaBank operates twelve bank offices in four market areas: Northwest Iowa; Central Iowa; Brookings, South Dakota and Sioux Empire, South Dakota. During fiscal 2011, MPS managed four primary business lines: prepaid cards, credit products, Automated Teller Machine (ATM) sponsorship and Automated Clearing House (ACH) origination.

MetaBank is a Member FDIC and an Equal Housing Lender.
The Company and MetaBank exceed regulatory capital requirements.


META FINANCIAL GROUP, INC.®
METABANK™
RETAIL BANK
META PAYMENT SYSTEMS®
NORTHWEST IOWA MARKET
CENTRAL IOWA MARKET
BROOKINGS MARKET
SIOUX EMPIRE MARKET

Statements made in this summary annual report which are not purely historical are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. This includes any statements regarding management's plans, objectives, or goals for future operations, products or services, and forecasts of its revenues, earnings, or other measures of performance. Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. These statements may be identified by the use of words such as "believe", "expect", "anticipate", "plan", "estimate", "should", "will", "intend", or similar expressions. Outcomes related to such statements are subject to numerous risk factors and uncertainties including those listed in MFG's Form 10-K for the year ended September 30, 2011.

1

Financial Highlights

(Dollars In Thousands, Except Share and Per Share Data)

	2011	2010	2009	2008	2007
AT SEPTEMBER 30					
Total assets	$ 1,275,481	$1,029,766	$ 834,777	$ 710,236	$ 686,080
Total loans, net	314,410	366,045	391,609	427,928	355,612
Total deposits	1,141,620	897,454	653,747	499,804	522,978
Stockholders' equity	80,577	72,044	47,345	45,733	48,098
Book value per common share	$ 25.61	$ 23.15	$ 17.97	$ 17.58	$ 18.57
Total equity to assets	6.32%	7.00%	5.67%	6.44%	7.01%
FOR THE FISCAL YEAR					
Total interest income / noninterest income-cont. operations	$ 96,550	$ 136,527	$ 116,695	$ 75,114	$ 59,632
Net interest income-continuing operations	34,312	33,090	27,819	24,003	20,807
Income (loss) from continuing operations, net of tax	4,640	12,393	(1,463)	(1,834)	1,312
Income (loss) from discontinued operations, net of tax	-	-	-	811	(141)
Net income (loss)	4,640	12,393	(1,463)	(1,023)	1,171
Diluted earnings (loss) per share:					
Income (loss) from continuing operations	$ 1.49	$ 4.11	$ (0.56)	$ (0.69)	$ 0.50
Income (loss) from discontinued operations	-	-	-	0.31	(0.05)
Net income (loss)	1.49	4.11	(0.56)	(0.38)	0.45
Return on average assets	0.41%	1.22%	-0.20%	-0.14%	0.17%
Return on average assets-continuing operations	0.41%	1.22%	-0.20%	-0.24%	0.19%
Return on average equity	5.71%	20.59%	-3.13%	-2.27%	2.69%
Return on average equity-continuing operations	5.71%	20.59%	-3.13%	-4.07%	3.01%
Net yield on interest-earning assets-continuing operations	3.21%	3.43%	3.50%	3.51%	3.38%

TOTAL ASSETS
In Millions


$1,275.5
$1,029.8
$834.8
$710.2
$686.1
'11 '10 '09 '08 '07

TOTAL LOANS, NET
In Millions


$314.4
$366.0
$391.6
$427.9
$355.6
'11 '10 '09 '08 '07

TOTAL DEPOSITS
In Millions


$1,141.6
$897.5
$653.7
$499.8
$523.0
'11 '10 '09 '08 '07

TOTAL REVENUES
In Millions


$96.6
$136.5
$116.7
$75.1
$59.6
'11 '10 '09 '08 '07

TOTAL NET INCOME (LOSS)
In Millions


$4.6
$12.4
$(1.5)
$(1.0)
$1.2
'11 '10 '09 '08 '07

This summary annual report highlights information contained in MFG's Form 10-K for the year ended September 30, 2011 and does not contain all of the information you should consider in making investment decisions with respect to MFG's common stock. You are urged to read the entire Form 10-K, including the consolidated financial statements and the related notes and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

META FINANCIAL GROUP 2011 SUMMARY ANNUAL REPORT

 Letter to Stockholders  Financial highlights and major developments including regulatory matters I am pleased to report that Meta Financial Group net income for fiscal year 2011 was $4.6 million, or $1.49 per share, the second best in our history, a notable achievement given the harsh conditions prevailing in the banking industry and the national economy, and considering certain unusual events that I discuss in some detail below. As we have reported, the year’s overall results were adversely affected by a required (non-cash) write down of $1.5 million in goodwill, settlement expense of $1.6 million involving a class action lawsuit related to the purported sale of Certificates of Deposit, and reimbursement to our iAdvance borrowers, plus penalties, totaling $5.2 million required by our banking regulator, and legal and consulting expenses of $1.8 million related to these matters. Our “Core Earnings” were $3.78 per share, calculated as net income per Generally Accepted Accounting Principles, adjusted for regulatory enforcement assessments, the goodwill write off, legal and consulting expenses related to regulatory matters, the impact of discontinuing the iAdvance and tax products programs, and the impact of the CDs class action settlement. Revenues from continuing operations for the fiscal year were $96.6 million, lower than our record year in fiscal 2010, due primarily to the termination of our iAdvance credit product and certain income-tax related programs offered by MetaBank’s Meta Payment Systems (MPS) division. We were, however, able to grow other existing MPS product programs, and taken together with continuing cost control, we were able to partially offset the costs related to the discontinuance of these products. We said in last year’s report that, despite the challenges facing us, we felt both MPS and the Retail Bank Division had the resiliency to achieve $31.2 $30.0 $15.6 $15.0 $16.2 ’11 ’10 ’09 ’08 ’07 Retail Bank Interest Bearing Checking In Millions

 2 / 3 Meta Financial Group 2011 Summar y Ann ual Report stand-alone profitability in 2011. That was indeed the case. Book value at 2011 fiscal year-end grew $8.6 million, to $25.61 per share. Tangible book value for the same period amounted to $25.19 per share, an increase of $2.89, or nearly 13%, above the prior year. Stockholders’ equity was $ 80.6 million, up 11.8% from $72.0 in fiscal 2010. After nearly a year of intensive work by our management team and outside legal and consulting specialists, we believe we have made substantial progress in improving those aspects of our MPS activities that were the subject of regulatory criticism. And our efforts continue under the supervision of our new federal financial regulators, the Office of the Comptroller of the Currency (OCC), which now supervises MetaBank, and the Board of Governors of the Federal Reserve System (the Federal Reserve), which now supervises Meta Financial Group. We expect that we will experience reduced expenses in legal and consulting costs in fiscal 2012, returning to what we consider to be more normal levels and thus helping our efficiency ratios and the bottom line.  Improved efficiencies Counterintuitive as it may seem, persistent review of costs goes hand in hand with effective customer service. The more accomplished our bankers are at perceiving the true needs of customers, the more successful they will be in serving our customers with a precisely balanced combination of skills and services. Our bankers apply technology, including automation, to perform tasks that are altogether essential to the banking experience, even if those tasks do not “touch” the customer on a personal level. We carefully track industry trends, and our goal is to be near the forefront as practical solutions are found to implement new capabilities. Importantly, though, our objectives encompass efforts to lower costs while improving efficiency, and in that connection we saw a reduction of 6% in our full time staffing during fiscal 2011. The resulting reduction in compensation and overhead expense was accomplished despite higher than usual costs for regulatory compliance and related matters.  Meta Payment Systems $3.9 million net income Despite considerable adversity due to the previously discussed regulatory actions, MPS was again profitable for the sixth consecutive year in fiscal 2011. While our net earnings of $3.9 million showed a steep decline from $12.6 million in the prior period, our Core Earnings, defined above, increased significantly to $8.6 million from $2.4 million in 2010. Even though MPS’ non-interest income decreased by $39.7 million in 2011, noninterest expenses decreased by $15.3 million and loan loss provision expense declined by $11.8 million, thus offsetting much of the lower revenue impact. MPS 2011 revenue decreased by 39%, from $106.5 million in fiscal 2010 to $65.2 million in 2011. The revenue declines were due primarily to the aforementioned discontinuance 1.24% 0.94% 1.76% 1.06% 0.38% ’11 ’10 ’09 ’08 ’07 MetaBank Non-Performing Assets As a Percentage of Total Assets “…MPS and the Retail Bank Division had the resiliency to achieve standalone profitability in 2011.”

"…loan volume **increased** in the fourth quarter…"

of the iAdvance and certain income tax-related programs.

Total expenses were reduced by 35% from 2010, partially offsetting the decline in revenue. While card fee income decreased by $39.6 million in 2011, we were able to substantially offset this decrease through a combination of reducing card processing expenses by $15.0 million and lower loan loss provision expenses by $11.8 million.

Once again in 2011, Meta Financial Group benefitted from the impressive generation of non-interest bearing deposits by MPS. And, while these funds could certainly be more effectively leveraged in a strong lending environment or a higher rate environment, we nevertheless benefit from investing them, albeit at historically low current interest levels. When rates increase, as we expect they will over time, we believe these invested funds will produce substantially higher returns.

MetaBank Low-Cost Deposit Balances
In Millions



$1,013.9
$740.6
$497.6
$367.0
$356.0
'11
'10
'09
'08
'07

FUNDING SOURCES



Wholesale Borrowings: 2%
Savings: 1%
Money Markets: 3%
Certificates: 10%
Checking: 82%
2011



Wholesale Borrowings: 4%
Savings: 1%
Money Markets: 4%
Certificates: 15%
Checking: 74%
2010

► MetaBank Retail Banking Division $930K net income

We are gratified to once again report that MetaBank, our community bank serving the Iowa and South Dakota markets, was profitable in fiscal 2011. Excluding the goodwill adjustment and the settlement of the CD related class action lawsuit mentioned earlier, net income for the retail bank was $ 3.4 million.

► Lending

Loan volume at the Retail Bank was lower than the prior year because applications for loans from borrowers with solid credit were below the levels needed to maintain or grow the size of our portfolio. Without question, this is a direct result of the economic conditions our country is experiencing. However, this trend seems to be changing as our loan volume increased in the fourth quarter of fiscal 2011; we believe we will benefit from a return to moderate growth in lending in fiscal 2012.

Our position at MetaBank is that we are lenders who are actively seeking qualified borrowers. We are always ready to extend timely credit to such applicants. With our non-performing assets well below industry averages, we expect to continue our practice of making every good loan possible. Simply stated, we believe in the communities we proudly serve.

"MetaBank continues to **meet and exceed** all federal regulatory capital requirements…"

4 / 5

► Culture

MetaBank is in the process of further improving its sales and marketing culture through a new and comprehensive project launched in mid-September 2011 at an all-employee gathering. Designed to enhance the ability of our bankers to succeed in a dynamic competitive environment, we believe our proprietary program will sharpen customer service and motivate employees in three key areas to a high level of excellence that we hope will ultimately produce growth to the Meta Financial Group bottom line.

- First, our bankers created a new, overarching objective that customers have a certain clear conviction – *"I love my bank!"*
- Second, crisply defined service standards have been established at each customer "touch point."
- Third, our bankers have committed themselves to a demanding set of personalized professional standards.

This long-term project is a major component in our effort to ensure MetaBank is better positioned for continued growth and success.

MPS Non-Interest Income
In Millions


$53.5
$93.2
$77.4
$34.8
$15.6
'11
'10
'09
'08
'07

► Asset Quality

Though the level of our non-performing assets grew by $6.2 million from 2010 to 2011, our asset quality remains strong by industry standards. Only approximately 1.2 % of our assets are non-performing. We contrast the quality of our assets against industry levels of non-performing assets of nearly 3%. The Bank's loan quality led to dramatically lower loan loss provision requirements when compared to the prior year. Although, our foreclosed real estate and repossessed assets increased to $2.7 million from 2010 to 2011. The majority of this increase was the result of our Company foreclosing on a $2.0 million agricultural loan. We expect no loss related to this foreclosed property.

► Capital

At September 30, 2011, MetaBank met and exceeded all federal regulatory capital requirements to remain classified as a well-capitalized institution under applicable regulations. MetaBank's Tier 1 (core) capital to adjusted total assets was 6.4% at September 30, 2011, compared to a well-capitalized requirement of 5.0%, its total capital to risk-weighted assets ratio was 20.1% compared to the 10.0% requirement, and MetaBank's Tier 1 (core) capital to risk-weighted assets ratio was 19.0% compared to the 6.0% requirement.

► Changes in leadership

With a mixture of pride, gratitude and sadness, I want to comment on the previously announced resignation of our long-time Chairman, Jim Haahr. As I said at the time of the announcement in September, I cannot be the most objective person in recounting the record of the remarkable executive and gentleman, but I will nevertheless take this opportunity to put this milestone

META FINANCIAL GROUP 2011 SUMMARY ANNUAL REPORT

 event in perspective as best I can. For more than a half century, Jim has earned impeccable credentials in our industry. He is known coast to coast for his contributions to banking and for his noteworthy influence on the course of national and regional community banking. Of greatest importance to our owners, it is Jim who is owed much of the credit for our success. Captaining the institution from its days as a small mutual savings and loan association through its initial public offering as a publicly-traded holding company and beyond, Jim’s integrity, perception and foresight are the principal attributes underlying each step of our growth. Our board, our management and employees, not least of them the undersigned, deeply appreciate his enormous contributions and what we all believe will be his lasting influence on our future. E. Thurman Gaskill, an independent director currently serving in his 30th year on our Board, was named Meta Financial Group’s first Lead Director. He was also named Vice Chairman. In addition, EVP and Chief Operating Officer Troy Moore was named to the Board of Directors of both MetaBank and Meta Financial Group. We are most fortunate to have both men serving in amplified roles in the Meta Financial Group organization. Following Jim’s resignation, I was elected to the additional position of Chairman, while remaining in my roles as President and CEO.  In closing I want to express sincere gratitude to our partners, customers, stockholders, employees, and management for their steadfast support throughout this challenging year. With their understanding, we were able to remain profitable and emerge as a stronger organization. With the excellent guidance of our Board, I believe we can continue to build our franchise value, and that we have the tools, the expertise, and the necessary strong leadership personnel in place to succeed. J. Tyler Haahr Chairman of the Board, President and CEO December 20, 2011 “…it is Jim who is owed much of the credit for our success.”

Investor Information

6/7

Annual Meeting of Stockholders

The Annual Meeting of Stockholders will convene at 1:00 pm on Monday, January 30, 2012. The meeting will be held in the Board Room of MetaBank, 121 East Fifth Street, Storm Lake, Iowa. Further information with regard to this meeting can be found in the proxy statement.

General Counsel

Mack, Hansen, Gadd, Armstrong & Brown, P.C.
316 East Sixth Street
P.O. Box 278
Storm Lake, Iowa 50588

Special Counsel

Katten Muchin Rosenman LLP
2900 K Street NW / Suite 200
Washington, D.C. 20007

Independent Auditors

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, Iowa 50309

Stockholder Services

Stockholders desiring to change the name, address, or ownership of stock; to report lost certificates; or to consolidate accounts, should contact the corporation's transfer agent:

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Telephone: 800.368.5948
Email: invrelations@rtco.com
Web site: www.rtco.com

Form 10-K

Copies of the Company's Annual Report on Form 10-K for the year ended September 30, 2011 (excluding exhibits thereto) may be obtained without charge from Investor Relations; please see below.

Investor Relations

Requests for Form 10-K, other inquiries or investor comments are welcome and should be directed to:

Lisa Binder, Vice President
Sales, Marketing & Investor Relations
Meta Financial Group, Inc.
121 East Fifth Street
P.O. Box 1307
Storm Lake, Iowa 50588
Telephone: 712.732.4117
Email: invrelations@metabank.com
Web site: www.metafinancialgroup.com

Dividend and Stock Market Information

Meta Financial Group's common stock trades on the NASDAQ Global Market® under the symbol "CASH." Quarterly dividends for 2011 and 2010 were $0.13. The price range of the common stock, as reported on the NASDAQ System, was as follows:

	Fiscal Year 2011		Fiscal Year 2010	
	LOW	HIGH	LOW	HIGH
First Quarter	$ 12.63	$ 33.23	$ 20.45	$ 23.76
Second Quarter	13.85	18.50	17.40	25.25
Third Quarter	13.22	19.05	24.97	32.67
Fourth Quarter	17.14	22.30	29.28	36.72

Prices disclose inter-dealer quotations without retail mark-up, mark-down or commissions, and do not necessarily represent actual transactions.

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 14 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K.

As of September 30, 2011, Meta Financial Group had 3,146,867 shares of common stock outstanding, which were held by approximately 200 stockholders of record, and 485,352 shares subject to outstanding options. The stockholders of record number does not reflect approximately 800 persons or entities that hold their stock in nominee or "street" name.

>> Comparison of Cumulative Total Return of Meta Financial Group (NASDAQ symbol: CASH, broad market and industry index)

For five fiscal years commencing October 1, 2006 and ending September 30, 2011.



200
150
100
50
0
2006
2007
2008
2009
2010
2011
NASDAQ Market Index
Meta Financial Group, Inc.
Morningstar Index[1]
Morningstar/Hemscott Index[2]

Historical stock price performance shown on the graph is not necessarily indicative of future price performance.
[1]Morningstar Savings & Cooperative Banks (219 companies)
[2]Morningstar/Hemscott Savings & Loans (224 companies), discontinued in 2010

Market Makers for Meta Financial Group (NASDAQ: "CASH") as of September 30, 2011:

- UBS Securities LLC
- Knight Capital Americas, L.P.
- Wedbush Securities Inc.
- Trade Manage Capital, Inc.
- TD Ameritrade Clearing, Inc.
- Morgan Stanley & Co. LLC
- Citadel Securities LLC

META FINANCIAL GROUP 2011 SUMMARY ANNUAL REPORT

Board of Directors / Senior Officers

8

BOARD OF DIRECTORS

J. Tyler Haahr
Chairman of the Board, President and Chief Executive Officer of Meta Financial Group and MetaBank

E. Thurman Gaskill
Vice Chairman of the Board and Lead Director of Meta Financial Group and MetaBank
Iowa State Senator (1998 - 2008) and Grain and Livestock Farming Operation Owner

Brad C. Hanson
Executive Vice President of Meta Financial Group and MetaBank and President of Meta Payment Systems Division

Frederick V. Moore
President of Buena Vista University

Troy Moore
Executive Vice President and Chief Operating Officer of Meta Financial Group and MetaBank

Rodney G. Mullenburg
Retired Dairy Specialist Manager of Purina Mills, Inc.; Retired Consultant for TransOva Genetics Dairy Division and Retired Director of Sales and Marketing for TransOva Genetics

Jeanne Partlow
Retired Chairman of the Board and President of Iowa Savings Bank

SENIOR OFFICERS

J. Tyler Haahr
Chairman of the Board, President and Chief Executive Officer of Meta Financial Group and MetaBank

Troy Moore
Executive Vice President and Chief Operating Officer of Meta Financial Group and MetaBank

Brad C. Hanson
Executive Vice President of Meta Financial Group and MetaBank and President of Meta Payment Systems Division

David W. Leedom
Executive Vice President, Secretary, Treasurer and Chief Financial Officer of Meta Financial Group

Jim Accordino
Senior Vice President, Business Development and Partner Services of Meta Payment Systems Division

Ron Butterfield
Senior Vice President and Chief of Staff of Meta Payment Systems Division

Michael Conlin
Senior Vice President of Agent Products of Meta Payment Systems Division

John de Lavis
Senior Vice President of Operations of Meta Payment Systems Division

Merid Eshete, CRP
Senior Vice President and Chief Risk Officer

Ira Frericks
Senior Vice President and Chief Accounting Officer

John Hagy
Senior Vice President and Chief Legal Officer

Sandra K. Hegland, SPHR
Senior Vice President, Director of Human Resources

Barbara Koopman
Senior Vice President of Retail Bank Operations

Troy Larson
Senior Vice President of Information Services

Ellen Moore
Senior Vice President, Director of Sales & Marketing

Steven G. Patterson
Chief Lending Officer and President of MetaBank Central Iowa Market

Timothy Peters
President of MetaBank Brookings Market

Grant Rogers
Senior Vice President of Business Development and Sales of Meta Payment Systems Division

Jeanni Stahl
Senior Vice President, Third Party Risk and Compliance

Kathy M. Thorson
President of MetaBank Sioux Empire Market

Jon W. Wicke
President of MetaBank Northwest Iowa Market

META FINANCIAL GROUP 2011 SUMMARY ANNUAL REPORT

Meta Financial Group Meta Financial Group metafinancialgroup.com MetaBank Building 121 East Fifth Street P.O. Box 1307 Storm Lake, Iowa 50588 Metabank metabank.com ›› Northwest Iowa Market Storm Lake Main Office 121 East Fifth Street P.O. Box 1307 Storm Lake, Iowa 50588 712.732.4117 800.792.6815 712.749.7502 fax Storm Lake Plaza 1413 North Lake Avenue P.O. Box 1307 Storm Lake, Iowa 50588 712.732.6655 712.732.7924 fax ›› Central Iowa Market Central Iowa Main Office Downtown Des Moines 418 Sixth Avenue, Suite 205 Des Moines, Iowa 50309 515.243.0630 515.447.4242 fax Highland Park 3624 Sixth Avenue Des Moines, Iowa 50313 515.288.4866 515.288.3104 fax Ingersoll 3455 Ingersoll Avenue Des Moines, Iowa 50312 515.274.9674 515.274.9675 fax Jordan Creek 270 South 68th Street West Des Moines, Iowa 50266 515.223.0440 515.223.0439 fax Urbandale 4848 86th Street Urbandale, Iowa 50322 515.309.9800 515.309.9801 fax West Des Moines 3448 Westown Parkway West Des Moines, Iowa 50266 515.226.8474 515.226.8475 fax ›› Brookings Market Brookings Main Office 600 Main Avenue P.O. Box 98 Brookings, South Dakota 57006 605.692.2314 800.842.7452 605.692.7059 fax ›› Sioux Em pire Market Sioux Falls Main Office 4900 South Western Avenue Sioux Falls, South Dakota 57108 605.338.0059 605.338.0155 fax South Minnesota 2500 South Minnesota Avenue Sioux Falls, South Dakota 57105 605.977.7500 605.977.7501 fax West 12th Street 2104 West 12th Street Sioux Falls, South Dakota 57104 605.336.8900 605.336.8901 fax META PA YMENT SYSTE MS metapay.com Sioux Falls 5501 South Broadband Lane Sioux Falls, South Dakota 57108 605.361.4347 866.550.6382 605.338.0604 fax

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